SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1 2

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

Press release regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2010;

a.       Mr. Oscar S. Reyes ceased to qualify as an independent director but shall remain to be a member of the Board as a regular director;

b.      Amendments to the By-Laws of the Company; and

c.      Cash dividend declaration on the Company’s Common Stock, Series IV Cumulative Non-Convertible Redeemable Preferred Stock and Series B, F, Q, V and Z 10% Cumulative Convertible Preferred Stock.

11 19

Exhibit 1

August 3, 2010

Philippine Stock Exchange

3/F Philippine Stock Exchange Plaza

Ayala Triangle, Ayala Avenue

Makati City

Attention: Ms. Janet A. Encarnacion

Head – Disclosure Dept.

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2010.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

August 3, 2010

Securities & Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2010.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,183,041 As of June 30, 2010	N/A	N/A
		Total No. of Stockholders	Domestic	Foreign

----------------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  3 August 2010

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

Exhibit 1

PLDT pressrelease

FIRST HALF 2010 CONSOLIDATED NET INCOME UP 10% TO P21.7 BILLION

CORE NET INCOME UP 2% TO P21.2 BILLION

EBITDA AT P43.3 BILLION;

CELLULAR SUBSCRIBER BASE REACHES 45.3 MILLION, UP 18%

TOTAL BROADBAND SUBSCRIBERS NEARS 2 MILLION, UP 21%

CORE EPS AT P112.39, INTERIM REGULAR DIVIDEND OF P78 PER SHARE DECLARED

•         Consolidated net income of P21.7 billion for 1H2010, 10% higher than the P19.7 billion net income reported in 1H2009

•         Consolidated core net income for 1H2010 at P21.2 billion, an increase of 2% from the P20.8 billion recorded in 1H2009

•         Consolidated service revenues declined 1% year-on-year to P72.2 billion. Wireless service revenues stable at P47.9 billion; fixed line service revenues down 1% to P25.2 billion; and ePLDT service revenues improve 1% to P5.3 billion

•         Consolidated EBITDA slightly lower at P43.3 billion; consolidated EBITDA margin at 60% of service revenues, similar to the margin last year

•         Cellular subscriber base reaches 45.3 million; net subscriber additions of 4 million for the first half, 22% higher year-on-year

•         Total broadband subscribers at 1.96 million, with wireless alone over 1.32 million; aggregate revenue contribution from broadband and internet services of P8.0 billion for 1H2010, 21% higher than last year

•         Core EPS at P112.39; interim regular dividend of P78 per share declared

MANILA, Philippines, 3rd August 2010 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first six (6) months of 2010 with consolidated Reported Net Income increasing by 10% to P21.7 billion, from the P19.7 billion recorded in the same period last year. Core Net Income for the first half of 2010, net of exceptional items, rose 2% to P21.2 billion, from P20.8 billion in the same period in 2009. This year’s results reflect higher recurring net income and a net gain from foreign exchange revaluation of our financial assets and liabilities and derivatives compared to a net loss last year.

Consolidated service revenues decreased by 1% to P72.2 billion, as voice revenues grew 3% and broadband/internet and corporate data revenues rose 21%. These revenue improvements were partially offset, however, by a 5% decline in data and ICT revenues, largely as a result of the 13% decline in cellular data/SMS revenues. Approximately 28% of consolidated service revenues remain directly or indirectly linked to the US Dollar. Had the peso remained stable, service revenues for the first half of 2010 would have stayed at last year’s levels.

Consolidated EBITDA was lower at P43.3 billion while EBITDA margin was at 60%, similar to the margin for the same period last year and slightly up over the full year 2009 margin of 59%.

Exhibit 1

Consolidated free cash flow remained strong at P19.4 billion for the period while consolidated capital expenditures stood at P9.7 billion for the first six months of 2010, as the Group continues to work on network modernization and re-architecure. Capex for 2010 is estimated at P28.6 billion.

The Group’s consolidated debt balance as at the end of the first half 2010 stood at US Dollars 2.1 billion with net debt at approximately US Dollars 1.5 billion. Net debt to EBITDA increased to 0.8x. The Company’s debt maturities continue to be well spread out, with almost 60% due in and after 2013. The percentage of US Dollar-denominated debt to the Group’s total debt portfolio was at 49%, slightly up from 48% at the end of 2009. Taking into account our peso borrowings, our hedges and our U. S. Dollar cash holdings, only 23% of total debt remains unhedged. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities.

Earlier today, the Company’s Board of Directors declared an interim dividend of P78 per share, fulfilling the Company’s commitment to pay out a minimum ratio of 70% of consolidated core earnings. The cash dividend will be payable to holders of PLDT common stock as of 19th August 2010, with payment due on 21st September 2010.

“Consistent with our dividend policy and enabled by our robust cash flow, we are pleased to declare an interim dividend of P78 per share,” stated Manuel V. Pangilinan, PLDT Chairman.

Wireless: Surging ahead in Broadband

Wireless service revenues were stable at P47.9 billion for the first half of 2010, compared with the same period last year. Excluding the impact of our satellite operations where revenues declined due to the disposal of our satellite transponders, wireless service revenues would have been flat year-on-year at P47.3 billion. Cellular subsidiary Smart Communications, Inc. (“Smart”) continues to lead the industry in terms of share of both industry-wide revenues and subscribers.

Wireless EBITDA was marginally lower at P29.7 billion in the first six months of 2010 with EBITDA margin at 62%, similar to that for the full year 2009.

The PLDT Group’s total cellular subscriber base for the first six (6) months of 2010 grew to 45.3 million subscribers, an 18% growth year-on-year. Smart added 4.0 million subscribers for the period, compared with 3.3 million in 2009. Smart Buddy recorded net additions of almost 2.0 million subscribers to end the half-year with 26.2 million subscribers while Talk ‘N Text added approximately 958,000 subscribers to end the half with 18.0 million subscribers. Red Mobile, the brand owned by Smart subsidiary, CURE, had about 1.1 million subscribers at the end of June 2010. Red Mobile was relaunched in March 2010 and positioned to meet market demand for unlimited services, particularly for “second SIM” holders. In order to support the traffic requirements for unlimited voice and text without degrading the service quality of other subscribers, Smart built a secondary network that caters to unlimited voice service offerings. The Red Mobile subscriber base is expected to grow even further. Beginning July 2010, Red Mobile subscribers can make unlimited calls to all other subscribers in the Smart network.

Page 6 of 11

Exhibit 1

Cellular voice revenues improved by 15% to P21.8 billion and now contribute 50% of total cellular service revenues from 43% for the same period last year. On the other hand, cellular data/text revenues fell 14% to P20.9 billion, despite a 27% increase in text volumes, as they remain under pressure from the proliferation of lower yield offerings, multiple-SIM ownership and regulator-mandated load validity extensions.

On the broadband front, SmartBro, Smart’s wireless broadband service offered through its wholly-owned subsidiary Smart Broadband, Inc. (“SBI”) continued to expand as its wireless broadband subscriber base grew to 1.3 million at the end of June 2010, close to 870,000 of whom were on SmartBro’s prepaid service. Wireless broadband revenues continued to grow strongly, up 26% to P3.4 billion, compared with the P2.7 billion recorded in the first half of 2009. Wireless broadband revenues now comprise 7% of wireless service revenues.

“Wireless broadband continues to be a strong engine for growth and viability. Meanwhile, we have been re-architecting to be a truly smart pipe, ready for the next big wave when mobile broadband devices, applications, multimedia platforms, and the cloud environment fuse together explosively down at the mass-market level,” stated Orlando B. Vea, Chief Wireless Adviser of Smart.

“We continue to grapple with the changing dynamics in the industry – the popularity of unlimited service offerings, the resurgence of voice and the growing assortment of alternative means of communication. We are looking to meet these challenges from all angles – whether it be through reconfiguring our networks, retooling our products and even re-assessing our business models," added Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Smart continues to invest in its cellular and multi-platform broadband networks while upgrading its existing transmission, core and access facilities. Smart’s 3G and HSPA networks now cover 50% and 44% of the country’s population, respectively.

PLDT Fixed Line: Holding Steady

Fixed line service revenues declined slightly by 1% to P25.2 billion in the first half of 2010 from P25.4 billion in the same period in 2009 as the 11% increase in data revenues, both from corporate data and residential DSL services, was offset by declines in other segments of the business. Despite an increase in the number of postpaid billed lines, revenues from our local exchange, or LEC, services were lower as a result of LEC voice revenues being re-allocated to bundled voice and data services. National long distance revenues continued to decrease with the reduction in call volumes, while international long distance revenues weakened further due to the decrease In the average settlement rate for inbound calls, as well as the impact of the peso appreciation vis-à-vis the US Dollar. Data service revenues contributed 46% of the fixed line’s service revenues compared with 41% in the same period last year.

The fixed line business continues to pursue initiatives aimed at tapping new markets and generating new and higher ARPUs. These were enabled by leveraging both the fixed and wireless networks and creating new products for different market segments.

Exhibit 1

PLDT DSL continued its strong performance as broadband subscribers grew close to 50,000 to 609,000 at the end of June 2010 from 560,000 at the end of 2009. PLDT DSL generated P4.1 billion in revenues in 2010, up 22% from the P3.3 billion in the same period in 2009.

Fixed line EBITDA margin was at 50% in the first half of 2010, slightly higher than the full year 2009 margin of 49%, but lower compared with 52% in the same period last year. The decline was the result of higher cash operating expenses, mainly relating to professional and other contracted services, and maintenance expenses.

"Our goal for the fixed line business is to sustain its resilient performance by building on the continued strength of our corporate data and broadband revenues while managing the downward trend of our national and international toll businesses," declared Nazareno.

ePLDT: Positioning for Growth

ePLDT, the Group’s information and communications technology arm, reported service revenues of P5.3 billion in the first half of 2010, an increase of 1% from P5.2 billion in the same period in 2009. ePLDT’s EBITDA increased by 48% to P756 million in the first half of 2010 compared with P511 million in the same period in 2009, mainly due to a 1% increase in service revenues and a 4% decrease in cash operating expenses, largely due to lower headcount and compensation. EBITDA margin at 14% was higher than the 10% recorded in the same period in 2009 and the 12% margin for the year 2009. ePLDT’s revenues account for 7% of PLDT’s consolidated revenues.

Earlier this year, ePLDT reorganized its businesses to create better focus and maximize scale. ePLDT Ventus, which handles customer interaction services (more commonly known as “call center”) and SPi Technologies, Inc., the knowledge processing arm (also known as business process outsourcing or “BPO”) have combined their operations and will be known as SPi Global Solutions, Inc. while Vitro Data Center and internet and online gaming operations will remain housed under ePLDT.

“With the re-organization of ePLDT into separate entities as previously announced, we expect their separate and stand-alone senior management teams to focus on their core areas for growth. SPi Global Holdings have set their sights on creating end-to-end BPO solutions for clients through consolidation, thus, accelerating growth across all three verticals: call center, healthcare and content solutions,” stated Nazareno.

Meralco: Improving Prospects

Our first half financial results reflect the equity accounting of our share in the earnings of Manila Electric Company (“Meralco”) through PLDT Communications and Energy Ventures, Inc (“PCEV”), formerly Pilipino Telephone Corporation. PCEV’s income is derived mainly from its direct equity share in the net income of Meralco and its holdings in Beacon Electric Asset Holdings, Inc. (“Beacon Electric”). PCEV owns 50% of Beacon Electric, a special purpose company jointly owned by PCEV and Metro Pacific Investments Corporation (“MPIC”) whose sole purpose is to hold shares in Meralco,

Exhibit 1

which presently amount to 392.5 million shares, equivalent to 34.8% of Meralco’s outstanding common shares. PCEV’S direct holdings in Meralco consist of 68.8 million Meralco common shares (approximately 6% interest) retained by PCEV after the transfer of its 154.2 million shares to Beacon Electric in March 2010. PCEV acquired its original 20% investment in Meralco in July 2009.

Meralco’s consolidated Reported Net Income for the first half of 2010 increased to 4.8 billion, 51% higher than the 3.2 billion realized for the same period in 2009. Consolidated Core Net Income, which excludes one-time, exceptional charges, stood at 5.8 billion, which was 82% better than the Consolidated Core Net Income in 2009 of 3.2 billion. The improvements reflect the significantly higher volume of energy sold with the surge in demand from all customer classes, led by the industrial sector. Also contributing to this improvement was the higher average distribution rate for the period. The rate adjustment in May 2009 was Meralco’s first rate adjustment since 2003.

Meralco’s consolidated revenues, in which electricity sales account for approximately 98% of the total, increased by 35% to 127.5 billion. Approximately 40% of the total increase in consolidated electricity revenues is accounted for by the 14% growth in kilowatt-hours sold while 46% is due to higher average purchased power and transmission pass-through costs. The first half of 2010 also saw improved average distribution rates.

Total cost and expenses amounted to 120.3 billion in the first six months of 2010, 34% higher compared with 89.7 billion for the same period in 2009. Cost of purchased power accounted for 87% of total cost and expenses in 2010, compared with 85% in 2009.

In its meeting held last 26th July 2010, Meralco’s board of directors declared an interim cash dividend of 2.50 per common share to all shareholders of record as of 23rd August 2010, payable on 16th September 2010. The interim dividend represents approximately 50% of Meralco’s core earnings per share for the period.

Conclusion

“With first half results being encouraging, core profit guidance for 2010 is in excess of P41.0 billion and capital investments should remain at 28.6 billion. While we believe that there is still room for growth in the broadband space, we do recognize that our core markets are maturing. We are, therefore, looking to move beyond the verticality of the traditional telco business model as we lay the groundwork for a more “horizontal” perspective via our strategic platform and infrastructure investments,,” concluded Manuel V. Pangilinan, PLDT Chairman.

####

Exhibit 1

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Melissa V. Vergel de Dios Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

Exhibit 1

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless, and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Exhibit 2

August 3, 2010

Philippine Stock Exchange

3/F Philippine Stock Exchange Plaza

Ayala Triangle, Ayala Avenue

Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2

August 3, 2010

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,183,041 As of June 30, 2010	NA	NA
Total No. of Stockholders	Domestic	Foreign

--------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  August 3, 2010

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

____________________________________________________________

____________________________________________________________

____________________________________________________________

Exhibit 2

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on August 3, 2010:

1.         The Board confirmed the finding of the Governance and Nomination Committee that Mr. Oscar S. Reyes has ceased to qualify as an independent director, in view of his appointment as Senior Executive Vice President and Chief Operating Officer of Manila Electric Company. However, Mr. Reyes shall remain to be a member of the Board as a regular director. With three (3) remaining independent directors in the Board (namely, Rev. Fr. Bienvenido F. Nebres, Mr. Pedro E. Roxas and Mr. Alfred V. Ty), the Company remains compliant with the legal requirement on the minimum number of independent directors.

2.         The Board, exercising its own power, and the authority duly delegated to it by the stockholders of the Company, to amend the Company’s By-Laws, authorized and approved the amendments to the Company’s By-Laws contained in Annex A attached hereto.

The amendments to the By-Laws shall take effect upon approval by the Securities and Exchange Commission of the Amended By-Laws.

3. The Board declared the following cash dividends out of the unaudited unrestricted retained earnings of the Company as at June 30, 2010, which are sufficient to cover the total amount of dividends declared:

a.      Regular dividend of ₱78.00 per outstanding share of the Company’s Common Stock, payable on September 21, 2010 to the holders of record on August 19, 2010;

b.      ₱12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending September 15, 2010, payable on September 15, 2010 to the holder of record on August 18, 2010.

c.      ₱1.00 per outstanding share of the Company’s Series B 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2010, payable on September 30, 2010 to the holders of record on September 2, 2010.

d.      ₱1.00 per outstanding share of the Company’s Series F 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2010, payable on September 30, 2010 to the holders of record on September 2, 2010.

Exhibit 2

e.      ₱1.00 per outstanding share of the Company’s Series Q 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2010, payable on September 30, 2010 to the holders of record on September 2, 2010.

f.        ₱1.00 per outstanding share of the Company’s Series V 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2010, payable on September 30, 2010 to the holders of record on September 2, 2010.

g.      ₱1.00 per outstanding share of the Company’s Series Z 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2010, payable on September 30, 2010 to the holders of record on September 2, 2010.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:

/s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

August 3, 2010

ARTICLE II

ANNEX A
Exhibit 2
MEETINGS

Stockholders’ Meetings	Existing	Amended
Section 2 • Calling of special meeting • Giving of notice of special meeting • Question of service of notice of meeting by the President or three (3) Directors or stockholders representing two-thirds (2/3) of subscribed capital stock

Secretary, Assistant Secretary or in case of his absence, inability, refusal or neglect to act, then by the President, Directors or stockholders calling said meeting statement of service entered in the minutes upon being read and approved in the subsequent meeting of stockholders shall be conclusive on the question of service by the Chairman of the Board by the Chairman of the Board minutes as certified correct by the secretary of the meeting and attested by the chairman of the meeting
Section 3 • Presiding Officer

President or, in his absence, by a chairman to be chosen by the stockholders representing a majority of the shares of the corporation issued and outstanding and entitled to vote present or duly represented at said meeting

Chairman of the Board or, in his absence, the President

Board of Directors’ Meeting	Existing	Amended
Section 4 • Calling of special meeting • Giving of notice of special meeting • Question on service of notice of meeting by the President or any three (3) directors

by Secretary or Assistant Secretary, or in case of his absence, inability, refusal or neglect to act, by any person appointed for that purpose by the President or three (3) directors

Statement of service entered in the minutes upon being read and approved at a subsequent meeting of the Board shall be conclusive upon question of service by the Chairman of the Board by the Chairman of the Board minutes as certified correct by the secretary of the meeting and attested by the chairman of the meeting

Page 7 of 19

Exhibit 2
ARTICLE III

QUORUM AND VOTING REQUIREMENTS

Stockholders Meetings	Existing	Amended
Section 1 • Power to adjourn in the absence of a quorum	President or, in his absence, any person entitled to preside or act as secretary of the meeting shall have the power to adjourn until a quorum is present or represented.	Chairman of the Board
Section 3 • Filing of proxies • Revocation of proxies • Validation of proxies	At least two (2) days before the day of the meeting At least two (2) days before the day of the meeting No By-Laws provision at least seven (7) days

at least three (3) days

at least five (5) days before the day of the meeting

Shall be done by the Secretary or a special committee of inspectors composed of the Secretary, Assistant Secretary and a representative of the transfer agent

ARTICLE V

BOARD OF DIRECTORS

	Existing	Amended
Section 1 • Number of directors	Thirteen (13) members	Thirteen (13) members or such number of members provided in the Articles of Incorporation of the corporation, as amended from time to time
Section 2 • Number of Independent Directors • Definition of Independent Directors

At least 2 Independent Directors or such Independent Directors shall constitute at least twenty percent (20%) of the members of the Board of Directors, whichever is lesser

Independence criteria enumerated in the By-Laws

Twenty percent (20%) but in no case less than two (2)

a person who:

(a)    is independent of management,

(b)    is free from any business or other relationship with the corporation which could, or could reasonably be perceived to, materially interfere with the exercise of independent judgment in carrying out his responsibilities as a director of the corporation, and

(c)

Exhibit 2

meets all the independence criteria enumerated in the corporation’s Manual on Corporate Governance and such other criteria provided under applicable laws, rules or regulations (including SRC Rule 38, as amended from time to time) or determined by the Board of Directors or the Governance and Nomination Committee

A person nominated for election as Independent Director must possess all the qualifications and have none of the disqualifications for directorship set forth in Sections 3, 4 and 5 of Article V of the By-Laws and must meet all the independence criteria referred to above

Section 3 • Director’s qualifications

-          at least a college graduate, or in the absence of such college degree or formal education, sufficient experience in managing a business

-       at least twenty one (21) years old

-       proven integrity and probity

-

assiduousness in the performance of duties

-       college education or equivalent academic degree

-       same

-       possess integrity and probity

-       deleted

-       ownership of at least one share of the corporation standing in his name in the books of the corporation

-       practical understanding of the business of the corporation or previous business experience

-       has attended a seminar on corporate governance

-       such other additional qualifications provided under any amendments to the Corporation Code, Securities Regulation Code, the Code of Corporate Governance issued by the Securities and

Exhibit 2

Exchange Commission (the “Commission”) and other relevant laws, rules and regulations in effect at the relevant time

Sections 4 and 5 • Competing business • Other Grounds for Disqualification	Note: Page 10 of 19 The grounds for disqualification in the third column of this summary Exhibit 2 which are marked with * are in the Page 11 of 19 existing By-Laws.

No person shall qualify or be eligible for nomination or election as a Director if he is engaged in any business that competes with or is antagonistic to that of the corporation or its subsidiaries. Without limiting the generality of the foregoing, a person shall be deemed to be so engaged:

(a)       If he is an employee, officer, manager, director or controlling person, or the owner (either of record or beneficially) of ten per cent (10%) or more of any outstanding class of shares, of any corporation (other than one in which this corporation owns at least thirty per cent (30%) of the capital stock) or entity engaged in a business that the Board of Directors, by at least a majority vote, determines to be competitive or antagonistic to that of this corporation or any of its subsidiaries; or

(b)       If he is an employee, officer, manager, director or controlling person, or the owner (either of record or beneficially) of ten per cent (10%) or more of any outstanding class of shares, of any corporation or entity engaged in any line of business of this corporation or any of its subsidiaries, when in the judgment of the Board of Directors, by at least a majority vote, the laws against combinations and restraint of trade shall be violated by such person’s membership in the Board of Directors; or

x x x

No person suffering from any of the following grounds for disqualification shall qualify or be eligible for nomination or election as a Director:

(a)     Any person convicted or adjudged guilty of any of the offenses or crimes specified below in a final, non-appealable judgment, decree or order issued by a judicial or an administrative body having competent jurisdiction or the Commission:

(i)       an offense involving moral turpitude*, fraud*, embezzlement, theft, estafa, counterfeiting, misappropriation, forgery, bribery, false affirmation, perjury or* other fraudulent acts;

(ii) any crime that (x) involves the purchase or sale of securities, as defined in the Securities Regulation Code; (y) arises out of the person’s conduct as an underwriter, broker, dealer, investment adviser, principal distributor, mutual fund dealer, futures commission merchant, commodity trading advisor, or floor broker; or (z) arises out of his fiduciary relationship with a bank, quasi-bank, trust company, investment house or as an affiliated person of any of them; or

(iii) having willfully violated, or willfully aided, abetted, counseled, induced or procured the violation of, any provision of the Securities Regulation Code, the Corporation Code, or any other law administered by the Commission or the Bangko Sentral ng Pilipinas (the “BSP”), or any rule, regulation or order of the Commission or BSP*;

Exhibit 2

(b)       Any person who, by reason of misconduct, after hearing, is permanently enjoined by a final judgment or order of the Commission or any court or administrative body of competent jurisdiction from: (i) acting as an underwriter, broker, dealer, investment adviser, principal distributor, mutual fund dealer, futures commission merchant, commodity trading advisor, or floor broker; or (ii) acting as director or officer of a bank, quasi-bank, trust company, investment house, or investment company; or (iii) engaging in or continuing any conduct or practice in any of the capacities mentioned in sub-clauses (i) and (ii) above.

The disqualification shall also apply if such person: (i) is currently the subject of an order of the Commission or any court or administrative body denying, revoking or suspending any registration, license or permit issued to him under the Corporation Code, Securities Regulation Code or any other law administered by the Commission or BSP, or under any rule or regulation issued by the Commission or BSP; or (ii) has otherwise been restrained to engage in any activity involving securities and banking; or (iii) is currently the subject of an effective order of a self-regulatory organization suspending or expelling him from membership, participation or association with a member or participant of the said organization;

(c) Any person found guilty by final judgment or order of a foreign court or equivalent securities or banking regulatory authority of acts, violations or misconduct similar to any of the acts, violations or misconduct enumerated in paragraphs (a) and (b) above;

Exhibit 2

(d) Any person convicted by final judgment of an offense punishable by imprisonment for more than six (6) years, or a violation of the Corporation Code committed within five (5) years prior to the date of his election or appointment*; or

(e) Any person judicially declared as insolvent*;

Section 6 • Procedures for Nomination and Election of Independent Directors	No By-Laws provision

With respect to the nomination and election of independent directors, the Governance and Nomination Committee shall ensure that the corporation observes the procedures and requirements contained in SRC Rule 38, as amended from time to time.

Section 7 • Nomination of a Director for appointment by the Board of Directors to fill a vacancy arising for any reason other than removal by the stockholders or expiration of term of office	No By-Laws provision. (By-Laws covers nomination of directors to be elected by stockholders. Nominations must be submitted at least sixty (60) working days before the stockholders’ meeting)	Nominations must be submitted at least thirty (30) working days before the day of the Board of Directors’ meeting for the purpose of appointing a Director to fill a vacancy
Section 9 • Powers of the Board	Page 13 of 19 No By-Laws provision

Unless otherwise provided by law, the powers, business and property of the corporation shall be exercised, conducted and controlled by the Board of Directors. The Board of Directors shall exercise its powers in consonance with the corporate governance principles instituted in the corporation’s Manual on Corporate Governance.

Without prejudice to such general powers and such other powers as may be granted by law, the Board of Directors shall have the following express powers:

Exhibit 2

(a)       From time to time, to make and change policies, rules and regulations not inconsistent with these By-Laws for the governance of the corporation and the conduct of its business and affairs;

(b)       To purchase, receive, take, or otherwise acquire in any lawful manner, for and in the name of the corporation, any and all property, rights, interests or privileges, including securities and bonds of other corporations, as the transaction of the business of the corporation may reasonably or necessarily require, for such consideration and upon such terms and conditions as the Board of Directors may deem proper and convenient;

(c)       To invest the funds of the corporation in another corporation or business or for any other purposes other than those for which the corporation was organized, whenever in the judgment of the Board of Directors, the interests of the corporation would thereby be promoted, subject to such stockholders’ approval as may be required by law;

(d)

To incur such indebtedness as the Board of Directors may deem necessary and, for such purpose, to make and issue evidence of such indebtedness including, without limitation, notes, deeds of trust, instruments, bonds, debentures or securities, and/or pledge, mortgage, or otherwise encumber all or part of the property and rights of the corporation, subject to such stockholders’ approval as may be required by law;

Exhibit 2

(e)       To guarantee, for and in behalf of the corporation, obligations of other corporations or entities in which it has lawful interest;

(f)         To make provision for the discharge of the obligations of the corporation as they mature, including payment for any property or rights acquired by the corporation, either wholly or partly in money, property, or in stocks, bonds, debentures, or other securities of the corporation lawfully issued for the purpose;

(g)       To impose conditions as the Board of Directors may deem convenient, subject to the limitations prescribed by law, regarding the transfer of shares issued in total or partial payment of debts contracted or property acquired by, or services rendered in behalf of the corporation;

(h)       To sell, lease, exchange, assign, transfer or otherwise dispose of any property, real or personal, belonging to the corporation whenever in the judgment of the Board of Directors, the corporation’s interest would thereby be promoted;

(i)

Subject to such stockholders’ approval as may be required by law, to establish pension, retirement, bonus, profit sharing plans, employees share purchase and stock option plans, or other types of incentives or compensation plans for the employees, including officers and directors of the corporation and to determine the persons to participate in any such plans and the amount of their respective participations;

Exhibit 2

(j)         To prosecute, maintain, defend, compromise or abandon any lawsuit in which the corporation or its officers are either plaintiffs or defendants in connection with the business of the corporation, and likewise, to approve the payment or settlement of whatsoever debts are payable to the corporation upon such terms as the Board of Directors may deem proper and convenient;

(k)       To delegate, from time to time, any of the powers of the Board of Directors which can be lawfully delegated in the course of the current business or businesses of the corporation to any standing or special committee or to any person who shall act as agents of the corporation with such powers (including the power to sub-delegate), and upon such terms, as the Board of Directors may deem appropriate;

(l)         To resolve doubts as to the meaning, interpretation and/or application of these By-Laws and supply the omissions thereof;

(m)     To authorize the issuance of shares out of the authorized but unissued capital stock of the corporation, or the buyback or repurchase of the corporation’s shares, upon such terms and conditions as the Board of Directors may deem proper and in the best interest of the corporation, subject to the requirements prescribed by law;

(n)

To determine whether any part of the unrestricted retained earnings of the corporation available for declaration as dividends shall be declared as dividends, subject to the provisions of law; and to provide that the dividends thus declared shall be applied in payment of new shares to be issued to the stockholders entitled to said dividends, which new shares shall be taken out of the authorized and unissued capital stock of the corporation;

Exhibit 2

(o)       To determine and prescribe the qualifications, duties, term of office, compensation, remuneration, incentives and other benefits of officers. Pursuant thereto, to appoint or elect or enter into contract with such officers, under such terms and conditions as the Board of Directors may determine to be in the best interest of the corporation; and

(p)       To enter into any transaction, obligation or contract and perform such acts and execute such deeds as it may deem essential for the proper administration of the corporation’s property, business and affairs or the accomplishment of any of the purposes for which the corporation was organized.

ARTICLE VII

CHAIRMAN OF THE BOARD, PRESIDENT, SENIOR EXECUTIVE VICE PRESIDENT, EXECUTIVE VICE PRESIDENTS,

SENIOR VICE PRESIDENTS, FIRST VICE PRESIDENTS, AND VICE PRESIDENTS

	Existing	Amended
Section 1 • Chairman	The Chairman of the Board shall preside at all meetings of the Board of Directors	The Chairman of the Board shall preside at all meetings of stockholders and the Board of Directors
Section 2 • President	Page 17 of 19 He shall preside at all meetings of the stockholders and, in the absence of the Chairman of the Board, Exhibit 2 preside at the meetings of the Board of Directors	In the absence of the Chairman of the Board, he shall preside at the meetings of the stockholders and of the Board of Directors

ARTICLE IX

TREASURER AND ASSISTANT TREASURER

	Existing	Amended
Power and Duties	The Treasurer shall be the chief fiscal officer of the corporation. He shall discharge such duties and have such powers as the Board of Directors or the President may prescribe or assign to him.

The Treasurer shall have chief custody of the corporation’s funds. He shall be responsible for the placements of the corporation’s funds, debt portfolio administration and management, planning and controlling the corporation’s cash position, reviewing the corporation’s capital structure and maintaining the corporation’s relations with financial institutions and creditors. He shall also perform such other duties as the Board of Directors or the President may prescribe or assign to him.

ARTICLE X

CONTROLLER AND ASSISTANT CONTROLLERS

	Existing	Amended
Power and Duties	Page 18 of 19 No By-Laws provision

The Controller shall serve as the chief financial reporting and accounting officer of the corporation who shall be responsible for the preparation and maintenance of the corporation’s financial/accounting books and records, financial planning, revenue management and cash assurance, and management and control of disbursements. He shall also be responsible for the preparation and reporting of the corporation’s financial statements on a stand-alone basis and/or in combination with consolidated subsidiaries, and for the corporation’s financial regulatory compliance.

In the absence or disability of the Controller, the Assistant Controller shall act in his place and perform his duties. The Assistant Controller shall also perform such

Exhibit 2

other duties as may, from time to time, be delegated to him by the Controller and as the Board of Directors or the President may prescribe or assign to him.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: August 3, 2010